SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                  (Rule 13d-1)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)
                                (Amendment No. 2)

                                   SYLVAN INC.
                                (Name of Issuer)

                    Common Stock, Par Value $0.001 Per Share
                         (Title of Class of Securities)

                                    871371100
                                 (CUSIP Number)

                            Wynnefield Capital, Inc.
                           One Penn Plaza - Suite 4720
                            New York, New York 10119
                           Attention: Mr. Nelson Obus
                                 (212) 760-0134
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    Copy to:
                            Louis J. Bevilacqua, Esq.
                          Cadwalader, Wickersham & Taft
                                 100 Maiden Lane
                            New York, New York 10038
                                 (212) 504-6057

                                September 7, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: |_|

                                       13D
CUSIP No 871371100                                             Page 2 of 8 Pages

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS:  Wynnefield  Partners Small Cap Value, L.P.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 13-3688497
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                              (a)       [x]
                                                              (b)       [_]
--------------------------------------------------------------------------------
3.         SEC USE ONLY

--------------------------------------------------------------------------------
4.         SOURCE OF FUNDS
           WC (SEE ITEM 3)
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     (2)(d) OR (e)       [_]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
--------------------------------------------------------------------------------
                      7.   SOLE VOTING POWER

NUMBER OF                      354,797

SHARES                ----------------------------------------------------------

BENEFICIALLY          8.   SHARED VOTING POWER

OWNED BY              ----------------------------------------------------------

EACH                  9.   SOLE DISPOSITIVE POWER

REPORTING                      354,797

PERSON                ----------------------------------------------------------

WITH                  10.  SHARED DISPOSITIVE POWER
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     354,797 shares
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.76%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------

                                       13D
CUSIP No 871371100                                             Page 3 of 8 Pages

--------------------------------------------------------------------------------
1.   NAME OF REPORTING  PERSONS:  Wynnefield Small Cap Value, L.P. I
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 13-3953291
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                               (a) [x]
                                                               (b) [_]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS
     WC (SEE ITEM 3)
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     (2)(d) OR (e) [_]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE
--------------------------------------------------------------------------------
                      7.   SOLE VOTING POWER

NUMBER OF                      472,203

SHARES                ----------------------------------------------------------

BENEFICIALLY          8.   SHARED VOTING POWER  ---

OWNED BY              ----------------------------------------------------------

EACH                  9.   SOLE DISPOSITIVE POWER

REPORTING                      472,203

PERSON                ----------------------------------------------------------

WITH                  10.  SHARED DISPOSITIVE POWER
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     472,203 shares
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                  [_]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.67%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------

                                       13D
CUSIP No 871371100                                             Page 4 of 8 Pages

--------------------------------------------------------------------------------
1. NAME OF REPORTING PERSONS: Wynnefield Small Cap Value Offshore Fund, Ltd. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Not Applicable
--------------------------------------------------------------------------------

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                               (a) [x]
                                                               (b) [_]

--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS
     WC (SEE ITEM 3)
--------------------------------------------------------------------------------

5.   CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     (2)(d) OR (e) [_]

--------------------------------------------------------------------------------
6.         Cayman Islands
--------------------------------------------------------------------------------
                      7.   SOLE VOTING POWER

NUMBER OF                      165,500

SHARES                ----------------------------------------------------------

BENEFICIALLY          8.   SHARED VOTING POWER

                                 -----
OWNED BY              ----------------------------------------------------------

EACH                  9.   SOLE DISPOSITIVE POWER

REPORTING                      165,500

PERSON                ----------------------------------------------------------

WITH                  10.  SHARED DISPOSITIVE POWER
                                  -----
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     165,500 shares
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                       [_]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.69%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------

                                                               Page 5 of 8 Pages

            This Amendment No. 2 relates to the Schedule 13D originally filed on behalf of Wynnefield Partners Small Cap Value, L.P. (the "Partnership"), Wynnefield Small Cap Value, L.P. I (the "Partnership-I") and Wynnefield Small Cap Value Offshore Fund, Ltd. (the "Fund"), with the Securities and Exchange Commission ("SEC") on May 7, 1999 (as amended on August 9, 1999, the "Schedule 13D"), with respect to the common stock (the "Shares") of Sylvan Inc. (the "Issuer"). The Partnership, the Partnership-I and the Fund are sometimes referred to collectively as the "Wynnefield Group." Except as modified hereby, there has been no change in the information previously reported in the Schedule 13D.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            The Wynnefield Group entities purchased their Shares for the consideration shown in the following table:

                                               Total Consideration
            Name           Number of Shares            Paid
            ----           ----------------    -------------------
            Partnership         354,797            $3,839,205
            Partnership-I       472,203            $5,403,870
            Fund                165,500            $1,899,413

            Such Shares were paid for from the working capital of each entity in the Wynnefield Group, each of which maintains an investment fund, consisting of capital contributions from their respective partners and investors and capital appreciation derived therefrom for the principal purpose of buying and selling securities (including financial and money market instruments) and interests in domestic and foreign securities, including, without limitation, convertible securities, stock index features contracts, options, puts and calls on stock and warrants.


 ITEM 4. PURPOSE OF TRANSACTION.

            The entities comprising the Wynnefield Group intend to urge the Issuer's management and its Board of Directors to consider all strategic options for surfacing shareholders' value. Mr. Nelson Obus is also considering seeking election to the Issuer's Board of Directors.

            Except as set forth above, none of the entities in the Wynnefield Group has any present plans or intentions to effect transactions that would result in or relate to any of the actions described in subparagraphs (a) through
(j) of Item 4 of Schedule 13D.


 ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

            (a) As of the close of business on the date hereof, the entities comprising the Wynnefield Group beneficially owned a total of 992,500 Shares, the separate ownership of which is set forth in Item 3 of this Statement. The Shares owned by the Wynnefield Group represent approximately 16.12% of the outstanding Shares of the Issuer, based on the 6,156,136 Shares reported by the Issuer as outstanding on July 23, 1999. Pursuant to Rule 13d-4 of the General Rules and Regulations under the Securities and Exchange Act of 1934, as amended (the

                                                               Page 6 of 8 Pages

"Exchange Act"), Mr. Nelson Obus and Mr. Joshua Landes disclaim beneficial ownership of any Shares owned by the entities comprising the Wynnefield Group and disclaim membership in the Wynnefield Group with respect to the Shares for purposes of Sections 13(d) and 13(g) of the Exchange Act and for any other purpose under any other provision of the Exchange Act and the rules and regulations promulgated thereunder.

            (b) Mr. Obus and Mr. Landes, by virtue of their status as managing members of Wynnefield Capital Management, LLC, a New York limited liability company ("WCW"), the general partner of the Partnership and Partnership-I, and as officers of the Fund's investment manager, have the power to vote or to direct the vote and the power to dispose and to direct the disposition of the Shares owned by each of the entities comprising the Wynnefield Group and may be deemed to have indirect beneficial ownership of the Shares owned by each of the entities comprising the Wynnefield Group.

            Since the Wynnefield Group's most recent filing on Schedule 13D with respect to the Issuer, the entities comprising the Wynnefield Group purchased the following Shares of Issuer in the NASDAQ Stock Market:

      Entity             Date            No. of Shares       Price Per Share ($)
      ------             ----            -------------       -------------------

    Partnership         8/05/99                3,100               10.7500
    Partnership         8/10/99                1,400               10.6250
    Partnership         8/11/99                3,600               10.8750
    Partnership         8/13/99                1,800               10.8750
    Partnership         8/13/99                3,600               10.8750
    Partnership         8/19/99                1,800               11.7500
    Partnership         8/24/99                2,500               12.0625
    Partnership         8/27/99              124,000               10.6285
    Partnership         9/07/99               28,500               10.2253

   Partnership I        8/05/99                4,000               10.7500
   Partnership I        8/10/99                1,900               10.6250
   Partnership I        8/11/99                4,700               10.8750
   Partnership I        8/13/99                2,300               10.8750
   Partnership I        8/13/99                4,700               10.8750
   Partnership I        8/19/99                2,300               11.7500
   Partnership I        8/24/99                3,300               12.0625
   Partnership I        8/27/99                2,500               10.5000
   Partnership I        8/27/99              164,000               10.6285
   Partnership I        9/07/99               37,800               10.2197

       Fund             8/05/99                1,400               10.7500
       Fund             8/10/99                  700               10.6250
       Fund             8/11/99                1,700               10.8750
       Fund             8/13/99                  900               10.8750
       Fund             8/13/99                1,700               10.8750
       Fund             8/19/99                  900               11.7500

                                                               Page 7 of 8 Pages


       Fund             8/24/99                1,200               12.0625
       Fund             8/27/99               72,000               10.6284
       Fund             9/07/99               13,700               10.1322

            (d) Each of the entities comprising the Wynnefield Group as an owner of the Shares reported in this Statement has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares owned by such entity as reported in this Statement.

            (e) Not applicable.

                                                               Page 8 of 8 Pages

                                   SIGNATURES


         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:  September 10, 1999


                               WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P.
                               WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P. I

                               By:   /s/  Nelson Obus
                                     ------------------------------------------

                               By:  /s/  Nelson Obus
                                   --------------------------------------------
                                      Nelson Obus
                                      Managing Member

                               WYNNEFIELD SMALL CAP VALUE OFFSHORE FUND, LTD.


                               By:  /s/  Nelson Obus
                                   --------------------------------------------
                                     Nelson Obus
                                     President